P.t. 1/22/02
1-14090

02011803

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 22nd, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant's Immediate Preliminary Report, dated January 20th, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange,in accordance with Securities Regulations (Periodical and Immediate Reports) – 1970 regarding Issuance of Notes to Investors.

Registrant's Immediate Report, dated January 20th, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, in accordance with Securities Regulations (Periodical and Immediate Reports) - 1970 regarding Issuance of Notes to Investors.

Registrant's Immediate Reports, dated December 16th, 18th, 30th, 2001, and January 3rd, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, concerning the exercise of options by a Company's employees and former employees.

January 20, 2002

To
The Securities Authority
22 Kanfei Nesharim
Jerusalem 95464
(registered mail + fax)

To
The Tel Aviv Stock Exchange Ltd.
54 Ahad Haam St.
Tel Aviv 65202
(fax)

To
The Registrar of Companies
97 Jaffa Street
Jerusalem 94340
(registered mail)

Dear Sir, Madam,

Re: **Immediate Report in accordance with Securities Regulations (Periodical and Immediate Reports) - 1970**

Super-Sol Ltd. (the "Company") announces that the Company is examining the possibility to raise capital via issuance of notes to institutional and other investors. In this context, a request was made to a few investors to provide offers to acquire notes.

The Company received an initial indication from Ma'alot - The Israel Corporation for Securities Rating Ltd. ("Ma'alot") that the above notes, to the extent issued, would be rated in the AA group. It should be emphasized that this initial indication is not evidencing the rating recommendation of the Ma'alot team (to be provided at the end of the full analysis process) or final rating of the above Series.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd.

January 20, 2002

To
The Securities Authority
22 Kanfei Nesharim
Jerusalem 95464
(registered mail + fax)

To
The Tel Aviv Stock Exchange Ltd.
54 Ahad Haam St.
Tel Aviv 65202
(fax)

To
The Registrar of Companies
97 Jaffa Street
Jerusalem 94340
(registered mail)

Dear Sir, Madam,

Re: **Immediate Report in accordance with Securities Regulations (Periodical and Immediate Reports) - 1970 regarding Issuance of Notes to Investors**

1 Super-Sol Ltd. (the "Company") announces that the Company conducted today two tenders for institutional and other investors, for the issuance of two series of notes, in an aggregate nominal value of NIS 400,000,000, as follows:

1.1 NIS 82,500,000 Notes (Series A), linked to the Israel Consumer Price Index, registered on name, nominal value NIS 1 per Note, of the Company. These Notes are due in the years 2003 to 2007. In accordance with the tender, the Series A Notes will bear annual interest rate of 4%.

1.2 NIS 317,500,000 Notes (Series B), linked to the Israel Consumer Price Index, registered on name, nominal value NIS 1 per Note, of the Company. These Notes are due in the years 2007 to 2012. In accordance with the tender, the Series B Notes will bear annual interest rate of 4.8%.

2. The Notes (Series A and Series B) will not be registered for trading on the Tel-Aviv Stock Exchange Ltd.

3. The Company received an initial indication from Ma'alot - The Israel Corporation for Securities Rating Ltd. ("Ma'alot") that the above Notes would be rated in the AA group. It should be emphasized that this initial indication is not evidencing the rating recommendation of the Ma'alot team (to be provided at the end of the full analysis process) or final rating of the above Series.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd.

16.12.01

Companies Registrar
P.O. Box 767
Jerusalem 91007

Securities Authority
P.O. Box 7450
Jerusalem 91073

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv

Re: Exercise of options by in accordance with 1995 Super-Sol LTD's Stock Options Plan

We hereby notify you that on 16.12.01, Super-Sol LTD. (the "Company") issued 15,000 ordinary shares NIS 0.1 par value each, due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 1,500 Options to acquire 15,000 shares. The exercise price paid to the company was NIS 59,284.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,644,217 shares.

Yours Sincerely,

/s/ Ido Shacham
Ido Shacham, Adv.
Legal Department
Super-Sol LTD.

18.12.01

Companies Registrar
P.O. Box 767
Jerusalem 91007

Securities Authority
P.O. Box 7450
Jerusalem 91073

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv

Re: Exercise of options by in accordance with 1997 Super-Sol LTD's Stock Options Plan

We hereby notify you that on 18.12.01, Super-Sol LTD. (the "Company") issued 49,500 ordinary shares NIS 0.1 par value each, due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 49,500 Options to acquire 49,500 shares. The exercise price paid to the company was NIS 59,284.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,693,717 shares.

Yours Sincerely,

/s/ Ido Shacham
Ido Shacham, Adv.
Legal Department
Super-Sol LTD.

30.12.01

Companies Registrar
P.O. Box 767
Jerusalem 91007

Securities Authority
P.O. Box 7450
Jerusalem 91073

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv

Re: Exercise of options by in accordance with 1997 Super-Sol LTD's Stock Options Plan

We hereby notify you that on 30.12.01, Super-Sol LTD. (the "Company") issued 10,000 ordinary shares NIS 0.1 par value each, due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 10,000 Options to acquire 10,000 shares. The exercise price paid to the company was NIS 59,284.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,703,717 shares.

Yours Sincerely,

/s/ Ido Shacham
Ido Shacham, Adv.
Legal Department
Super-Sol LTD.

3.1.02

Companies Registrar
P.O. Box 767
Jerusalem 91007

Securities Authority
P.O. Box 7450
Jerusalem 91073

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv

Re: Exercise of options by in accordance with 1995 Super-Sol LTD's Stock Options Plan

We hereby notify you that on 3.1.02, Super-Sol LTD. (the "Company") issued 10,000 ordinary shares NIS 0.1 par value each, due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 1,000 Options to acquire 10,000 shares. The exercise price paid to the company was NIS 59,284.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,723,717 shares.

Yours Sincerely,

/s/ Ido Shacham
Ido Shacham, Adv.
Legal Department
Super-Sol LTD.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ______________________
Ido Shacham, Adv.

Dated: January 22nd, 2002